SCHEDULE 13D

Amendment No. 1
Sepracor Incorporated
common stock
Cusip # 817315104


Cusip # 817315104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	64,400
Item 8:	None
Item 9:	3,198,544
Item 10:	None
Item 11:	3,698,854
Item 13:	12.95%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Sepracor Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 111 Locke Drive, Marlborough, MA
01757.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by twenty-one of the Fidelity Funds, sixteen of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds own 3,128,344 Shares (assuming conversion of all convertibles held) the cost of which is $228,248,528. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.
The attached Schedule B sets forth Shares purchased and/or sold since January 28, 1999.

	The Accounts of FMTC own 70,200 Shares the cost of which is $3,995,983. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since January 28, 1999.

	The International Funds own 500,310 Shares the cost of which is $269,017,719. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 3,698,854 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 3,128,344 Shares, or approximately 10.95% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 70,200 Shares, or approximately 0.25% of the outstanding Shares of the Company.
The number of Shares held by the Fidelity Funds includes 56,260
Shares of common stock resulting from the assumed conversion of $2,665,000 principal amount of 6.25% CSD 2/15/05 144A (21.111 shares of common stock for each $1000 principal amount of the debenture), and 8,444 Shares of common stock resulting from the assumed conversion of $400,000 principal amount of 6.25% CSD
2/15/05 (21.111 shares of common stock for each $1000 principal amount of the debenture), and 40,040 Shares of common stock resulting from the assumed conversion of $5,000,000 principal amount of 7% CSD 12/15/05 144A (8.008 shares of common stock for each $1000 principal amount of the debenture). FIL beneficially owns, as investment advisor to the International Funds, 500,310 Shares, or approximately 1.75% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 3,698,854 Shares, or approximately 12.95% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,128,344 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 70,200 Shares and sole power to vote or to direct the voting of 64,400 Shares, and no power to vote or to direct the voting of 5,800 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 23, 1999	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR Co.
Duly authorized under Powers of
Attorney dated December 30,
1997, by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

	POSITION WITH	PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	CEO, Director &
	Director & Chairman
Chairman of the	of the Board FMR Co.
Board FMR Corp.	FMR (Far East) Inc.
		FMR (UK) Inc. & FIL.

J. Gary Burkhead	Director and Vice Chairman	Director
FMTC			of FMR Corp.
	Institutional Services Co.
		President, FIIS Co.
Inc.

James C. Curvey	Director and Vice Chairman,	President
and Chief Operating 		of FMR Corp.
	Officer, FMR

William L. Byrnes	Director, FMR Corp.	Director, Fidelity
International
	Ltd.

Abigail P. Johnson	Director, FMR Corp.	Director, Fidelity
Management
		Trust Company;
Senior Vice
		President, FMR Co.

George A. Vanderheiden	Director, FMR Corp.
	Senior Vice President, Fidelity
	Management & Research
	Company; Senior Vice
		President, Fidelity
Management
		Trust Company

Stephen P. Jonas	Executive Vice President, 	Executive
Vice President,
	Chief Financial Officer, FMR	Chief
Financial Officer, FMR
	Corp.	Corp.

David C. Weinstein	Executive Vice President,	Executive
Vice President,
Administration and 	Administration and
Government
Government Affairs, FMR 	Affairs, FMR
Corp.
Corp.



SCHEDULE B


Sepracor Incorporated

Seven Fidelity Fund(s) purchased Shares since January 28, 1999 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

DATE	SHARES	PRICE
01/28/99	            2,600 		108.6136
01/28/99	          52,400 		108.6136
01/29/99	            5,500 		114.0000
01/29/99	            2,500 		114.7440
01/29/99	            1,800 		115.2500
01/29/99	          20,400 		114.0000
01/29/99	          50,000 		114.7440
01/29/99	            8,200 		115.2500
01/29/99	            4,100 		114.0000
02/01/99	            3,300 		113.7500
02/01/99	            1,200 		113.9700
02/01/99	            1,200 		114.0000
02/01/99	          18,300 		113.7500
02/01/99	          21,500 		114.0000
02/01/99	          23,800 		113.9700
02/01/99	            3,400 		113.7500
02/01/99	            2,300 		114.0000
02/02/99	            1,700 		111.6607
02/02/99	               500 		111.5000
02/02/99	            2,400 		111.1250
02/02/99	               200 		111.6607
02/02/99	          43,100 		111.1250
02/02/99	          33,100 		111.6607
02/02/99	            9,500 		111.5000
02/02/99	            4,500 		111.1250
02/03/99	            2,400 		112.4000
02/03/99	          47,600 		112.4000
02/04/99	            1,900 		113.0860
02/04/99	               700 		113.0860
02/04/99	          36,500 		113.0860
02/04/99	            1,000 		112.3750
02/05/99	               400 		109.8750
02/05/99	               900 		110.1875
02/05/99	               900 		110.1813
02/05/99	               300 		110.0000
02/05/99	            1,100 		109.8750
02/05/99	            2,800 		110.1875
02/05/99	            2,800 		110.1813
02/05/99	               100 		110.0000
02/05/99	          14,800 		109.8750
02/05/99	          44,400 		110.1875
02/05/99	          44,400 		110.1813
02/05/99	            6,900 		110.0000
02/05/99	            2,800 		109.8750
02/08/99	               100 		112.0000
02/08/99	               100 		106.7500
02/08/99	               100 		107.0000
02/08/99	               100 		107.0000
02/08/99	               100 		106.6250
02/08/99	               400 		112.0000
02/08/99	               400 		106.7500
02/08/99	               700 		107.0000
02/08/99	               700 		107.0000
02/08/99	               300 		106.6250
02/08/99	          12,100 		112.0000
02/08/99	          12,300 		106.7500
02/08/99	          20,400 		107.0000
02/08/99	          18,100 		107.0000
02/08/99	            9,400 		106.6250
02/08/99	            2,100 		112.0000
02/08/99	            2,000 		106.7500
02/08/99	            3,400 		107.0000
02/08/99	            3,100 		107.0000
02/09/99	               200 		108.1250
02/09/99	          50,000 		108.0000
02/09/99	          50,000 		107.7875
02/10/99	          37,500 		109.3958
02/11/99	          65,000 		115.9639
02/12/99	          12,500 		117.2500
02/12/99	          10,000 		117.7656
02/18/99	            7,800 		128.2813
02/18/99	            2,200 		128.2813


SCHEDULE B


Sepracor Incorporated

Eight Fidelity Fund(s) sold Shares since January 28, 1999 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

DATE	SHARES	PRICE
01/29/99	            5,500 	$114.0000
01/29/99	          20,400 	114.0000
01/29/99	            1,800 	115.2500
01/29/99	            8,200 	115.2500
01/29/99	            4,100 	114.0000
02/01/99	            3,300 	113.7500
02/01/99	          21,500 	114.0000
02/01/99	          18,300 	113.7500
02/01/99	            1,200 	114.0000
02/01/99	            3,400 	113.7500
02/01/99	            2,300 	114.0000
02/02/99	          43,100 	111.1250
02/02/99	               500 	111.5000
02/02/99	            9,500 	111.5000
02/02/99	            2,400 	111.1250
02/02/99	            4,500 	111.1250
02/05/99	               400 	109.8750
02/05/99	            1,100 	109.8750
02/05/99	          14,800 	109.8750
02/05/99	               800 	109.8750
02/05/99	               900 	110.1875
02/05/99	            2,800 	110.1875
02/05/99	          44,400 	110.1875
02/05/99	            1,900 	110.1875
02/05/99	            2,800 	109.8750
02/08/99	               100 	112.0000
02/08/99	               100 	106.7500
02/08/99	               100 	107.0000
02/08/99	               100 	107.0000
02/08/99	               400 	112.0000
02/08/99	               400 	106.7500
02/08/99	               700 	107.0000
02/08/99	               700 	107.0000
02/08/99	          12,100 	112.0000
02/08/99	          12,300 	106.7500
02/08/99	          20,400 	107.0000
02/08/99	          18,100 	107.0000
02/08/99	               300 	112.0000
02/08/99	               200 	106.7500
02/08/99	               400 	107.0000
02/08/99	               400 	107.0000
02/08/99	            2,200 	107.2500
02/08/99	            2,100 	112.0000
02/08/99	            2,000 	106.7500
02/08/99	            3,400 	107.0000
02/08/99	            3,100 	107.0000
02/08/99	               400 	107.2500
02/09/99	          50,000 	108.0000
02/12/99	          12,500 	117.2500
02/12/99	            7,500 	116.4375
02/17/99	          10,000 	120.0625
02/18/99	          10,000 	138.0000
02/19/99	          57,800 	127.4143
02/19/99	                70 	127.4143
02/19/99	          50,000 	127.4143
02/19/99	          92,200 	127.4143



SCHEDULE B


Sepracor Incorporated

One Fidelity Fund(s) purchased Sepracor 7% CSD 12/15/05 144A since January 28, 1999 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	1/28/99	2,000,000	$110.1250
	1/29/99	1,000,000	117.7500



SCHEDULE B


Sepracor Incorporated

Four Account(s) purchased Shares since January 28, 1999 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

DATE	SHARES	PRICE
02/01/99	               300 	$114.4690
02/01/99	            1,400 	114.4690
02/01/99	            4,100 	114.4690
02/12/99	            5,000 	115.7500
02/16/99	               200 	116.8750
02/19/99	            1,500 	129.3125


SCHEDULE B


Sepracor Incorporated

Two Account(s) sold Shares since January 28, 1999 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

DATE	SHARES	PRICE
02/02/99	               300 	$113.0000
02/09/99	               100 	107.1880
02/09/99	            1,300 	108.1250